Pernod Ricard

03 OCT -1 AM 7:21

82-3361

03032425

September 25th, 2003

**AP/CE/326.2003**

**SECURITIES & EXCHANGE COMMISSION**
**Office of International Corporate Finance**
**450 Fifth Street, N.W.**
**WASHINGTON, D.C. 20549**
**USA**

SUPPL

**<u>For the attention of Mrs Felicia KUNG</u>**

**Subject : Exemption Request for ADR's under Rule 12g3-2 (b)**

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

PROCESSED
OCT 07 2003
THOMSON
FINANCIAL

Yours sincerely,

**Antoine PERNOD**

**Encl. : 5 pages**

dlw 10/2

Pernod Ricard

# Pernod Ricard: 1st-half 2003 Results

- **Very strong growth in Wine and Spirits operating profit ( + 25% at constant exchange rates)**
- **Very satisfactory growth in net profit excluding exceptionals: + 3.7%**
- **Fast debt paydown continues**

*Paris, 25 September 2003* – The Board of Directors of Pernod Ricard, meeting on 24 September 2003 under the chairmanship of Patrick Ricard, approved the first-half 2003 accounts and has issued guidance on the outlook for the full year 2003.

## Wine and Spirits: growth in profitability

The first half of 2003 has been characterised by strong currency fluctuations, a difficult economic environment in many countries (France, Ireland, Japan, Korea and Latin America) and the impact of SARS in Asia. Despite this environment, the Group has delivered an increase in profitability in Wine and Spirits.

Wine and Spirits operating profit was €279 million (up 5.2%), which represents growth of 25%, at constant exchange rates. The operating margin has risen by 1 percentage point, from 17.6% to 18.6%.

This good performance is attributable to volume improvements of Chivas Regal (+4%) and Martell (+9%), as well as to the good performance of growth driver brands (Ramazzotti, Jameson, Jacob's Creek, Havana Club, The Glenlivet).

Wine and Spirits generated sales (excluding duties and tax) of €1.5 billion in the first half of 2003, down 0.5%. This represents an excellent organic growth rate of 8%.

## Consolidated results: growth in net income

Non Wine and Spirits activities account for just €4.3 million of the Group's operating profit.

Net financial expenses have shown a marked improvement (- €54 million, down 32%), largely due to the reduction in interest costs (debt paydown, lower interest rates). Due to

## Free cash flow and debt reduction: a new milestone reached

Free cash flow reached €197 million, compared to €81 million in 2002. This excellent performance is attributable to stronger cash flow (+22%) and to the reduction in working capital requirements (- €37 million), as well as tight control of capital expenditure.

The rapid debt paydown (€307 million) of the first half of 2003 results in net debt below €2 billion (excluding Océane). Including Océane, the gearing now stands at 0.97.

## Conclusion and outlook

Patrick Ricard, Chairman and Chief Executive Officer, was delighted with the Group's performance and commented: ***"the Group has demonstrated its remarkable ability to increase the profitability of its core activities and to pursue fast debt paydown."*** He added, "***the achievements of the first half of 2003 lead us to expect organic growth in Net Profit Excluding Exceptional Items (*) of around 15% for the entire year."***

*(*)Net Profit Excluding Exceptional Items: after-tax profit net of taking into account results from equity affiliates and minorities, growth measured on the basis of 2003 perimeter and 2002 exchange rates*

**Contacts**

Francisco de la Vega / Media — Tel: +33 (0)1 41 00 40 90

Patrick de Borredon / Investor Relations — Tel: +33 (0)1 41 00 41 70

*For more information on Pernod Ricard, please visit our website:*
*www.pernod-ricard.com*
*Photos are available from the photo library in the "media corner" on the website.*

## APPENDICES

| Net sales excluding duties and taxes | 6/30/2002 | | 6/30/2003 | | 2003/2002 | |
|---|---|---|---|---|---|---|
| Wine and spirits business | 1 503,2 | 58,4% | 1 496,1 | 96,1% | -7,0 | -0,5% |
| Other business activities | 1 071,2 | 41,6% | 60,7 | 3,9% | -1010,5 | -94,3% |
| **Total** | **2 574,4** | **100%** | **1556,8** | **100%** | **(1 017,5)** | **-39,5%** |

| Operating profit (M€) | 6/30/2002 | | 6/30/2003 | | 2003/2002 | |
|---|---|---|---|---|---|---|
| Wine and spirits business | 265,2 | 89,6% | 279,0 | 98,5% | 13,8 | 5,2% |
| Other business activities | 30,9 | 10,4% | 4,3 | 1,5% | (26,6) | -86,2% |
| **Total** | **296,0** | **100%** | **283,3** | **100%** | **(12,8)** | **-4,3%** |

| Operating margin rate | 6/30/2002 | 6/30/2003 |
|---|---|---|
| Wine and spirits business | 17,6% | 18,6% |
| Other business activities | 2,9% | 7,0% |
| **Total** | **11,5%** | **18,2%** |

## INCOME STATEMENT
M€

| | 6/30/2002 | 6/30/2003 | 2003 / 2002 % |
|---|---|---|---|
| **Net Sales excluding duties and taxes** | **2 574** | **1 557** | **-39,5%** |
| Cost of good sold | (1 425) | (556) | -61,0% |
| Marketing expenses and distribution costs | (462) | (384) | -16,7% |
| Trading costs and overheads | (392) | (333) | -15,0% |
| **Operating profit** | **296** | **283** | **-4,3%** |
| Net interest expenses | (79) | (54) | -31,7% |
| **Pretax profit before exceptional items** | **217** | **229** | **5,6%** |
| Exceptional items | 18 | 1 | -94,6% |
| Income taxes | (71) | (58) | -18,0% |
| Interest in earnings of equity companies | 1 | 0 | -100,0% |
| Amortisation of goodwill | (7) | (8) | 1,4% |
| **Net profit before minority interest** | **158** | **165** | **4,0%** |
| Minority interest | (4) | **(3)** | -23,3% |
| **Net profit** | **154** | **161** | **4,7%** |
| **Net profit before exceptional items (net of taxes) and goodwill amortisation** | **161** | **167** | **3,7%** |

## APPENDICES

### BALANCE SHEET
M€

| Assets | 12/31/2002 | 6/30/2003 | Liabilities | 12/31/2002 | 6/30/2003 |
|---|---|---|---|---|---|
| Intangible assets & Goodwill | 2,335 | 2,243 | Shareholders' equity | 2,569 | 2,531 |
| Tangible assets & investments | 1,183 | 1,056 | Minority interests' equity | 24 | 21 |
| Inventories | 2,105 | 2,161 | | | |
| Receivables | 1,623 | 1,256 | Provisions for contingencies | 509 | 476 |
| Marketable securities | 90 | 117 | Deferred tax liabilities | | 111 |
| Cash and equivalents | 89 | 147 | Financial debt incl. Convertible bond | 3,021 | 2,793 |
| Prepaid expenses and deferred charges | 61 | 67 | | | |
| Bond redemption premium | 50 | 45 | Trade and other accounts payable | 1,406 | 1,155 |
| | | | Accrued charges and defered income | 9 | 8 |
| **Total Assets** | **7,358** | **7,094** | **Total Capital and Liabilities** | **7,358** | **7,094** |

### CASH-FLOW STATEMENT

| M€ | 6/30/2002 | 6/30/2003 |
|---|---|---|
| Net profit | 158 | 165 |
| Amortisation and other items | 2 | 30 |
| **Cash flow from operation** | **160** | **195** |
| Increase (decrease) in working capital requirement | (17) | 37 |
| Acquisitions of tangible fixed assets (net of disposals) | (62) | (36) |
| **Free Cash Flow** | **81** | **196** |
| Acquisitions of financial assets (net of disposals) | 104 | 95 |
| Effect of changes in Group's structure | 241 | 56 |
| Convertible Bond Issue (OCEANE 2002-2008) | 493 | 0 |
| Reclassification of the convertible Bond in net debt | 0 | (497) |
| Dividends paid (including withholding Tax) | (101) | (121) |
| Currency translation adjustment | 151 | 80 |
| **Decrease (increase) in debt net** | **969** | **(191)** |

## APPENDICES

### BREAKDOWN OF SALES & OPERATING PROFIT BY BUSINESS SEGMENT

**Wine & Spirits France**

| *M€* | 30/06/2002 | | 30/06/2003 | | Change 2003/2002 | | Variation at constant Forex | |
|---|---|---|---|---|---|---|---|---|
| | M€ | % CA | M€ | % CA | M€ | % | M€ | % |
| **Net sales excluding duties and taxes** | 278.6 | 100.0% | 268.4 | 100.0% | -10.3 | -3.7% | -10.3 | -3.7% |
| **Operating profit** | 55.3 | 19.9% | 51.4 | 19.1% | (4.0) | -7.2% | (6.0) | -10.9% |

**Wine & Spirits Europe**

| *M€* | 30/06/2002 | | 30/06/2003 | | 2003/2002 | | Variation at constant Forex | |
|---|---|---|---|---|---|---|---|---|
| | M€ | % CA | M€ | % CA | M€ | % | M€ | % |
| **Net sales excluding duties and taxes** | 541.0 | 100.0% | 578.4 | 100.0% | 37.4 | 6.9% | 58.6 | 10.8% |
| **Operating profit** | 95.3 | 17.6% | 105.6 | 18.3% | 10.3 | 10.8% | 14.3 | 15.0% |

**Wine & Spirits Amérique**

| *M€* | 30/06/2002 | | 30/06/2003 | | 2003/2002 | | Variation at constant Forex | |
|---|---|---|---|---|---|---|---|---|
| | M€ | % CA | M€ | % CA | M€ | % | M€ | % |
| **Net sales excluding duties and taxes** | 392.7 | 100.0% | 333.7 | 100.0% | -59.0 | -15.0% | 30.2 | 7.7% |
| **Operating profit** | 71.8 | 18.3% | 56.1 | 16.8% | -15.7 | -21.8% | 14.0 | 19.5% |

**Wine & Spirits Rest of the world**

| *M€* | 30/06/2002 | | 30/06/2003 | | 2003/2002 | | Variation at constant Forex | |
|---|---|---|---|---|---|---|---|---|
| | M€ | % CA | M€ | % CA | M€ | % | M€ | % |
| **Net sales excluding duties and taxes** | 290.8 | 100.0% | 315.6 | 100.0% | 24.9 | 8.5% | 71.2 | 24.5% |
| **Operating profit** | 42.7 | 14.7% | 65.9 | 20.9% | 23.2 | 54.4% | 42.5 | 99.6% |

**TOTAL**

| *M€* | 30/06/2002 | | 30/06/2003 | | 2003/2002 | | Variation at constant Forex | |
|---|---|---|---|---|---|---|---|---|
| | M€ | % CA | M€ | % CA | M€ | % | M€ | % |
| **Net sales excluding duties and taxes** | 1,503.2 | 100.0% | 1,496.1 | 100.0% | (7.0) | -0.5% | 149.6 | 10.0% |
| **Operating profit** | 265.2 | 17.6% | 279.0 | 18.6% | 13.8 | 5.2% | 64.9 | 24.5% |